WestPark Capital, Inc.

Suite 310, 1900 Avenue of the Stars

Los Angeles, CA 90067

United States of America

As representatives of the several underwriters

VIA EDGAR

March 29, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edwin Kim
Jan Woo

Re:	Infobird Co., Ltd
Request for Acceleration of Registration Statement on Form F-1, as amended
File No. 333-251234

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters of the Company’s proposed initial public offering, hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on March 31, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated March 15, 2021, through the date hereof:

Preliminary Prospectus dated March 15, 2021:

500 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

By Westpark Capital, Inc.

By: /s/ Craig Kaufman
Authorized Representative

Acting on behalf of themselves and as the Representatives of the several Underwriters

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